U.S. SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                       Commission File Number
                                              ---------------

                           NOTIFICATION OF LATE FILING

                                  (CHECK ONE):
            [ ] Form 10-K and Form 10-KSB [ ] Form 20-F [ ] Form 11-K
                   [X] Form 10-Q and Form 10-QSB [ ] Form N-SAR

                          For Period Ended: 01/30/2000

   [ ] Transition Report on Form 10-K  [ ] Transition Report on Form  10-Q
   [ ] Transition Report  on Form  20-F  [ ] Transition Report on Form N-SAR
                       [ ] Transition Report on Form 11-K

                 For the Transition Period Ended:
                                                  -----------------

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:
                                                        ------------------------

PART I--REGISTRANT INFORMATION

Full Name of Registrant:                    MicroAge, Inc.

Former Name if Applicable                   N/A

Address of Principal Executive Office       2400 South MicroAge Way,
                                            (Street and Number)

City, State and Zip Code:                   Tempe, Arizona 85282-1896

                        PART II--RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[  ]              (c)  The  accountant's  statement or other exhibit required by
                  Rule 12b-25(c) has been attached if applicable.


                               PART III--NARRATIVE

     State below in reasonable detail the reasons why Form 10-K, 10-KSB, 20-F, 11-K, 10-Q, 10-QSB, N-SAR, or the transition report or portion thereof could not be filed within the prescribed period.

     Due to recent corporate restructuring and the elimination of several hundred positions, the Registrant is unable to file its form 10-Q, for the fiscal quarter ended January 30, 2000, and cannot do so by March 15, 2000, which is the date the Registrant would otherwise be required to file, without unreasonable effort or expense. The Registrant expects to file its 10-Q report on or about Monday, March 20, 2000.


                           PART IV--OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification:

                  Raymond L. Storck                  (480) 366-2000
                        (Name)                (Area Code) (Telephone Number)

                  (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                 [X] Yes [ ] No

                  (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                 [X] Yes [ ] No

         If  so:  attach  an  explanation  of  the  anticipated   change,   both
narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The Company's net income for the fiscal quarter ending January 31, 1999 was approximately $2 million. As a result of softer than anticipated product and service demand, the Company will report a loss from continuing operations for the first fiscal quarter ending January 30, 2000. In addition, as the Company continues its cost reduction efforts, the Company will incur one-time charges associated with facility closures and employee severance for the fiscal quarter. The Company expects to finalize and publicly release its financial results for the first fiscal quarter on or about March 20, 2000.

                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date:  March 16, 2000


                                  MICROAGE, INC.
                                   (Registrant)

                                  BY: /s/ Raymond L. Storck
                                     -----------------------------------------
                                     Vice President, Controller, Chief
                                     Financial Officer and Treasurer